Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$161	$104	$(89)	$31	$(1)
Less: capitalized interest	(4)	(7)	(48)	(43)	(27)
Add:
Fixed charges	272	298	357	343	274
Amortization of capitalized interest	2	2	2	1	1

Total earnings	$431	$397	$222	$332	$247

Fixed charges:
Interest expense	$172	$189	$228	$230	$178
Amortization of debt costs	8	9	17	6	6
Rent expense representative of interest	92	100	112	107	90

Total fixed charges	$272	$298	$357	$343	$274

Ratio of earnings to fixed charges (1)	1.59	1.33	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $135 million, $11 million, and $27 million for the years ended December 31, 2008, 2007, and 2006, respectively.